UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 000-25601 - CF#34567

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Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed December 16, 2016.

Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.153	through July 8, 2017
Exhibit 10.154	through December 27, 2017
Exhibit 10.155	through March 8, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary